

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Via Email
Alan J. Bedner, Jr.
Executive Vice President and
Chief Financial Officer
Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809

> **Re:** **Unity Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 17, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 11, 2011**
> **File No. 001-12431**

Dear Mr. Bedner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loan Portfolio, page 26 of Exhibit 13

1. Please tell us and revise your disclosures in future filings to clearly identify the specific types of SBA loans in your portfolio that have guarantees of up to 90% of the principal balance. Further, explain to us the relationship and correlation between the guarantees and the levels of gross charge-offs and recoveries being recorded on these types of loans.

2. We note the disclosure on page 26 that SBA loans are considered a higher-risk loan product. Please revise future filings to disclose what specific risk characteristics make SBA loans higher risk.

3. We note that you historically sold SBA loans into the secondary market while retaining the nonguaranteed portion in your portfolio as a loan held for investment. Please tell us whether, and to what extent, you are exposed to repurchase risk relating to SBA loans sold into the secondary market. Tell us whether you have had to repurchase any SBA loans sold into the secondary market to date.

4. We note the third risk factor on page 9 of the Form 10-K. Please tell us, with a view toward revised disclosure, whether the SBA has determined not to honor its guarantee in connection with any portion of your SBA guaranteed loans.

Asset Quality, page 27 of Exhibit 13

5. We note that approximately $8.1 million and $9.1 million of guaranteed SBA loans were nonperforming at December 31, 2010 and March 31, 2011, respectively. Please tell us whether you expect the SBA to guarantee these loans and the point at which the SBA will do so assuming the loans remain nonperforming.

Allowance for Loan Losses and Unfunded Loan Commitments, page 29 of Exhibit 13

6. We note that beginning in the third quarter of 2009 you revised your methodology when calculating the five-year historical net charge-off rate to place a greater emphasis on the most recent three years. We also note that beginning in fiscal 2010 that as a result of the inherent risk in the loan portfolio, loan loss provisions increased. These policy changes resulted in subsequent increased loan charge-offs and increased loan loss provisions being recorded in fiscal 2009 and 2010 and the interim period of fiscal 2011 to date. Please address the following so that we may have a better understanding of these policy changes:

    - Please clarify the exact nature of the charge-off policy change indicating the type of weighting that was placed on the more recent timeframes;

    - Tell us what consideration was given to utilizing a shorter timeframe given the nature of your charge-off trends;

    - Explain in detail the inherent risk in the loan portfolio which was not in existence prior to fiscal 2010 which resulted in increased loan loss provisions in fiscal 2010 and beyond; and

- Quantify the impact of these policy changes on the related allowance for loan loss recorded for each of the periods subsequent to the changes.

Notes to the Consolidated Financial Statements

Note 20 - Fair Value, page 68 of Exhibit 13

7. We note your disclosure on page 71 that appraisals may be discounted based on management's review and changes in market conditions. Please tell us and revise your future filings to address the following as it relates to your appraisal policies:

- Tell us and disclose your appraisal policy;

- Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO. In your determination of fair value address the specific nature of and reasons for the appraisal adjustments that are made, providing us with examples, and how these adjustments take into consideration market conditions. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model;

- When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";

- Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

- Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

- Address how you determine the amount to charge-off.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Interest of Management and Others in Certain Transactions …, Definitive Proxy Statement

8. We note the disclosure in your definitive proxy statement that loans made to related persons were made on substantially the same terms as those prevailing at the time for

comparable transactions with <u>other persons</u>. Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans <u>with persons not related to the lender</u>. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Refer also to Regulation S-K Compliance & Disclosure Interpretation 130.05.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 29

9. In regard to your troubled debt restructurings (TDRs), please tell us and revise your future filings to address the following:

- Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include, preferably in a tabular format, quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your successes or failures with the different types of concessions;

- Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Allowance for Loan Losses and Unfunded Loan Commitments, page 31

10. Please tell us and revise your future filings to provide the following asset quality coverage ratios:

- Nonperforming loans to total loans exclusive of troubled debt restructurings;

- Nonperforming loans to total loans inclusive of troubled debt restructurings; and

- Nonperforming assets to total assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief